MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	JAY D. FISCHER
EDWARD C. KRAMER
_______	KEVIN J. MCGRAW
ARTHUR L. PORTER, JR
TELECOPIER	JON M. PROBSTEIN
(212) 486-0701	SEYMOUR REITKNECHT
I. FREDERICK SHOTKIN

November 4, 2009

Via Federal Express

John D. Reynolds, Assistant Director
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Madison Enterprise Group, Inc.
Amendment No. 10 to the
Registration Statement on Form S-1
File No. 333-142666
Filed November 4, 2009
Dear Mr. Reynolds:

On behalf of our client, Madison Enterprises Group, Inc. (the “Company”), I am enclosing Amendment No. 10 to the Registration Statement on Form S-1.

This letter shall address each of the comments in your correspondence point by point.

General Comments

1.
We note that you have added a new schedule in response to prior comment one from our letter dated August 10, 2009.  Currently your Escrow Agreement indicates that it was entered into on August 26, 2008.  It was unclear why this new schedule did not result in an amendment to your agreement pursuant to Clause 8.C.  Please revise to file a fully executed Escrow Agreement.  In addition, please include the dates associated with each selling shareholder signature.  If you do not believe the new schedule constitutes an amendment to the agreement, please explain in a supplemental letter.

We have revised Exhibit 99.1 to reflect the dates upon which the selling stockholders executed the escrow agreement.  While the Escrow Agreement indicates that it was entered into on August 26, 2008, the Escrow Agreement provides that the selling stockholders would execute the Escrow Agreement in the future, when and if they decide to sell their shares.  Please see the third and fourth “Whereas” clauses on page one of the Escrow Agreement.  Pursuant to comment “1” of your letter dated August 10, 2009, we asked all of the selling stockholders to execute the Escrow Agreement at this time, regardless of their actual intentions to sell their shares.  Accordingly, we do not believe that the execution of the Selling Stockholder Signature page at this time by all of the selling stockholders constitutes an amendment to the Escrow Agreement, as it was always contemplated that the selling stockholders would execute the Selling Stockholder Signature page after August 26, 2008.

Financial Statements

General

2.
We note that the consent provided in Exhibit 23.1 is dated July 22, 2009 and is not current.  Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 8-08 of Regulation S-X.

We have included a consent dated November 2, 2009 in Exhibit 23.1.

Unaudited Financial Statements for the Six Months Ended June 30, 2009

Statements of Operations, page F-3

3.
It appears that your disclosure of the net loss and deficit accumulated during development stage of $2,243 for the six months ended June 30, 2008 is inconsistent with the disclosure for the net loss and deficit accumulated during development stage of $0 for the three months ended June 30, 2008 and the three months ended March 31, 2008 presented in the Form S-1/A filed on May 22, 2009.  Please clarify or revise.

We have revised the Statements of Operations on page F-3 to reflect that the net loss and deficit accumulated during development stage of $2,243 for the six months ended June 30, 2008 was accumulated during the three months ended June 30, 2008. Please note that the Statements of Operations with respect to the Form S-1/A filed on May 22, 2009 did not disclose the net loss and deficit accumulated for the three months ended June 30, 2008.

Statements of Cash Flows, page F-4

4.
It appears the balance of $(3,406) for the six months ended June 30, 2009 and the balance of $(2,243) for the six months ended June 30, 2008 presented as a decrease in accounts payable represents the net loss for those periods.  Please clarify or revise

We have revised the prospectus to reflect that the balance of $(3,406) for the six months ended June 30, 2009 and the balance of $(2,243) for the six months ended June 30, 2008 represent the net loss for those periods.

5.	Please revise to provide the appropriate subtotals and totals (e.g., Net cash provided by (used in) Financing Activities) in your statements of cash flows.

We have revised the Statements of Cash Flows to reflect the appropriate subtotals and totals.

If there are any additional requests or comments, please contact the undersigned or Frederick M. Mintz.

Very truly yours,

Mintz & Fraade, P.C.

 By:/s/ Alan P. Fraade
Alan P. Fraade
APF:jjh
Enclosures